COMMENTS RECEIVED ON MARCH 28, 2012

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Equity-Income Portfolio
High Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 70

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

Balanced Portfolio

POST-EFFECTIVE AMENDMENT NO. 44

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Asset Manager Portfolio
Asset Manager: Growth Portfolio
Investment Grade Bond Portfolio
Strategic Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 41

1. All funds

C: The Staff requests that all bracketed information be completed.

R: The requested information will be incorporated when it becomes available.

2. All funds

"Cover" (prospectuses)

C: The Staff would like us to confirm that a different cover page, reflecting the summary prospectus legend, will be used when summary prospectuses are filed.

R: We confirm that a summary prospectus-specific cover will be used.

3. All funds

"Cover" (prospectuses)

"Fidelity® Variable Insurance Products"

C: The Staff requests that we use the legal trust name on the front cover.

R: We believe the cover page disclosure complies with the requirements of Item 1(a)(1) to disclose the fund's name and class(es). Form N-1A defines "Fund" to mean "the Registrant or a separate Series of the Registrant. When an item of Form N-1A specifically applies to a Registrant or a Series, those terms will be used." Neither Item 1(a)(1) nor the instructions thereto specifically require disclosure regarding the Registrant's name. Accordingly, we have not added disclosure.

4. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Asset Manager Portfolio)

"[[X] Based on historical expenses, adjusted to reflect current fees.]"

C: The Staff requests that this footnote be removed unless fees for a fund are being restated.

R: Instruction 3(d)(ii) to Item 3 of Form N-1A provides as follows: "If there have been any changes in "Annual Fund Operating Expenses" that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees." We will remove the footnote per the Staff's request, except for any fund that meets the criteria of this instruction.

5. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"[[X] The fund may invest in Fidelity Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. Fidelity Management & Research Company (FMR) has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. [For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class.]]"

C: The Staff would like confirmation that the fee waiver discussed in the above footnote will remain in effect 1 year or more from the effective date of the registration statement.

R: We confirm that the waiver will remain in effect for at least one year. Thereafter, the arrangement is expected to remain in effect as long as FMR's management contract with the subsidiary (i.e., the agreement that results in the potential duplication of expense that necessitates the waiver arrangement) is in place. There is no scheduled termination date, but for the avoidance of doubt, we state that the "arrangement will remain in effect for at least one year from the effective date of the prospectus" (emphasis added), as FMR's contract with the subsidiary is expected to be an ongoing arrangement that continues beyond one year. We believe the disclosure complies with Instruction 3(e) to Item 3, which provides: "If the Fund provides this [expense reimbursement or fee waiver] disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances."

6. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from VIP Equity-Income Portfolio)
"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of a fund.

R: We confirm that "other investment advisers" (as applicable) do not manage 30% or more of a fund's assets.

7. All funds

"Fund Services" (prospectuses)

"Fund Management"

(Example from Asset Manager Portfolio)

"From time to time a manager, analyst, or other Fidelity employee may express views regarding a particular company, security, industry, or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund."

C: The Staff would like this paragraph deleted because any viewpoints expressed by a manager, analyst, or other Fidelity employee will be relied upon by consumers.

R: The disclosure at issue is longstanding disclosure included for all Fidelity funds. The Staff's concern is exactly the reason we include the disclosure - i.e., to make sure that investors understand statements of Fidelity investment professionals in the context in which they are made. We call the Staff's attention, in particular, to the following text (emphasis added): "The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and . . . may not be relied on as an indication of trading intent on behalf of any Fidelity fund."

Public statements by Fidelity investment personnel typically include statements about past performance and publicly disclosed portfolio holdings. The statements often are accessible to investors long after the statements are made. For example, commentary in shareholder reports for prior periods remains posted on Fidelity's web sites until replaced with a report for the next applicable period. In addition, portfolio managers of different funds may have different views and opinions at any time. The disclosure was put in place to caution investors that statements by Fidelity investment personnel are current only as of the time expressed, should not be viewed as investment advice on the securities an individual should purchase for his or her own account, and should not be interpreted as advance notice of upcoming fund transactions. Accordingly, we have not removed the disclosure.

8. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies" and "Principal Investment Risks"

C: The Staff questions whether the funds engage in frequent trading. If so, the Staff requests that disclosure be added to both the "Principal Investment Strategies" and "Principal Investment Risks" sections.

R: Each fund's principal investment strategies are currently disclosed in "Investment Details," as required by Item 9 of Form N-1A. We note that appropriate disclosure has been included for any fund that engages in active and frequent trading of portfolio securities to achieve its principal investment strategies, as required by Instruction 7 to Item 9(b)(1). Accordingly, we have not added disclosure.

9. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from VIP Equity-Income Portfolio)
"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

10. All funds

"Fund Basics" (prospectuses)

"Description of Principal Security Types"

(Example from Asset Manager Portfolio)

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security, commodity, or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff would like confirmation that the derivatives disclosure complies with the letter from Barry Miller (SEC) to the ICI.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and we believe our current disclosure is consistent with that letter.

11. All funds

"Additional Information about the Purchase and Sale of Shares" (prospectuses)

C: The Staff requests we include disclosure regarding any 22c-2 agreements.

R: We direct the Staff's attention to disclosure under the heading "Purchase and Sale of Shares" in the Fund Summary section, which begins, "Only Permitted Accounts, including separate accounts of insurance companies and qualified funds of funds that have signed the appropriate agreements with the fund, if applicable, can buy or sell shares of the fund . . . ." The funds do not have any arrangements to permit frequent purchases and redemptions of fund shares. We also direct the Staff's attention to disclosure under the heading "Additional Information about the Purchase and Sale of Shares" in the Shareholder Information section, which provides: "The fund does not knowingly accommodate frequent purchases and redemptions of fund shares by investors, except to the extent permitted by the policies described above."

12. All funds

"Additional Information about the Indexes" (prospectuses)

C: The Staff requests that we eliminate index descriptions for indices not found in the performance table.

R: It is our intention to include index descriptions for indices that appear in the performance table. In certain cases, however, where an index that appears in the performance table refers to another index as part of its own description, we include the description of the referenced index as well, in an effort to make the original index description more complete. Accordingly we have not removed index descriptions from the Appendix sections.

13. Asset Manager Portfolio and Asset Manager: Growth Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Asset Manager Portfolio)

"[X] The fund may invest in Fidelity Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. Fidelity Management & Research Company (FMR) has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. [For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class."

C: The Staff requests an explanation of the relationship between the fund and the wholly-owned subsidiary.

R: As disclosed in the funds' prospectus, central funds are specialized Fidelity investment vehicles designed to be used by Fidelity funds to invest in particular security types or investment disciplines. Central funds do not pay additional management fees to Fidelity. Fidelity Commodity Strategy Central Fund, a central fund that focuses on commodity-linked derivative instruments, is among the central funds in which the funds may invest. Fidelity formed a subsidiary for Commodity Strategy Central Fund to allow income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). Though Commodity Strategy Central Fund does not pay a management fee to Fidelity, its subsidiary does. To avoid duplication of management fees when the funds invest in Commodity Strategy Central Fund which, in turn, invests in its subsidiary, each fund that may invest in Commodity Strategy Central Fund has undertaken to waive its management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of Commodity Strategy Central Fund.

14. All funds

"Back Cover" (prospectuses)

"For a free copy of any of these documents or to request other information or ask questions about the fund, call Fidelity at 1-877-208-0098. In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information."

C: The Staff notes that the website on the back cover should link directly to the prospectus.

R: We believe the Internet address disclosed meets the requirements of Item 1(b) to state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address and have not changed disclosure. We note that the disclosure at issue states, "In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information" (emphasis added) and therefore believe it is the appropriate Internet address to use in this instance. We also note that a different url (linking only to certain fund documents) will be provided on the Summary Prospectus cover page.

15. All funds

"Exhibits" (Part C)

C: The Staff requests we add the filing date, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified. As we have included a reference to the pre- or post-effective amendment number for any exhibits incorporated by reference, we believe we have complied with this requirement and we have not gone back to add references to filing dates.

16. All funds

"Exhibits" (Part C)

C: The Staff requests we file the signed contractual agreements for the fund instead of the "Form of" versions.

R: Fund contracts with conformed signatures will be filed as exhibits in a fund's first filing to occur after the contracts have been executed. With respect to the forms of service agreements filed for each class, due to the large volume of agreements, which, for each class, are substantially similar in all material respects, we have filed the forms of contract, consistent with our longstanding practice.

17. All funds

"Indemnification" (Part C)

C: The Staff would like us to add disclosure regarding indemnification to underwriters (Rule 484) or, in the alternative, provide an explanation of why we think disclosure regarding indemnification to underwriters is not necessary or required to be included.

R: We believe additional disclosure regarding indemnification to underwriters is not necessary. We are not seeking to accelerate the effective date of the registration statement. Rather, we filed the registration statement pursuant to Rule 485(a) on February 13, 2012 and chose an "automatic effectiveness" date of April 28, 2012.

18. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.